UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING
                         ===========================

                                 (Check One):
          [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                 [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                  For Period Ended: 12-31-96
                                    --------
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR

                  For the Transition
                  Period Ended:

Read Attached Instruction Street Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Items 6 and 7 and Exhibit 27 to Item 13
---------------------------------------

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PART I - REGISTRANT INFORMATION


Medical Asset Management, Inc.
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Full Name of Registrant


------------------------------
Former Name if Applicable


4447 E. Broadway, Suite 102
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Address of Principal Executive Office (Street and Number)

Mesa, Arizona 85206
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)      The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)      The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)      The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                               (ATTACH EXTRA SHEETS IF NEEDED)

The 1996 audit has not been completed because the Company has encountered unforeseen delays in connection with the preparation of its year end financial statements. Contributing factors have included delays in consolidating new business acquisitions. Until such time as the preparation of the financial statements for the year ended December 31, 1996 are completed, it is uncertain whether or not there is a significant change in the results of operations for 1996 as compared to 1995.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Clarke Underwood                (800) 777-8831
-------------------------------------------------------------
(Name)                        (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                                               [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


See answer to Part III above.

                        Medical Asset Management, Inc.
                        ------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       April 1, 1997           By:   /s/ Clarke Underwood
            -------------                 -------------------------
                                          Clarke Underwood
                                          Chief Financial Officer and
                                          Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.